February 4, 2010
Ms. Jessica Barberich
Mr. Mark Rakip
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Arbor Realty Trust, Inc.
Form 10-K for fiscal year ended December 31, 2008
Filed March 9, 2009
Schedule 14A
Filed April 30, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 7, 2009
Form 10-Q for the period ended September 30, 2009
Filed November 6, 2009
File No. 1-32136
Dear Ms. Barberich and Mr. Rakip:
Arbor Realty Trust, Inc. (the “Company”) has received your letter, dated January 28, 2010 (the “Comment Letter”) regarding the Form 10-K for the year ended December 31, 2008, the Schedule 14A filed April 30, 2009, Form 10-Q for the period ended June 30, 2009 and Form 10-Q for the period ended September 30, 2009 of the Company (the “Filings”) and is responding to the comments of the staff of the Commission (the “Staff”) set forth in the Comment Letter. Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.
Form 10-K for the fiscal year ended December 31, 2008
Item 8. Financial Statements and Supplementary Data
Consolidated Statement of Operations, page 69
1.	We note your response to prior comment ten. SAB 11.K. (FASB ASC 942-10-S99-4) notes that although Article 9 and Guide 3 applies literally only to bank holding companies, the information required by the guidance may be material and relevant to the businesses of other registrants particularly ones with material lending and deposit activities. Although you do not participate in traditional lending and deposit activities, we continue to believe that since you are a finance company you should use a “net interest income” presentation consistent with Article 9 of Regulation S-X. Please revise in future filings. Please also consider expanding your disclosure in future filings to include detail of nonaccrual loans that are contractually past due 90 days or more, loans not included in total nonaccrual loans which are troubled debt restructurings, and any potential problem loans per Sections III.C.1&2 of Guide 3.

Company Response:
In future filings beginning with the December 31, 2009 Form 10-K, the Company will use a “net interest income” presentation consistent with Article 9 of Regulation S-K and also expand its disclosure to include detail of nonaccrual loans that are contractually past due 90 days or more, loans not included in total nonaccrual loans which are troubled debt restructurings, and any potential problem loans per Sections III.C.1&2 of Guide 3.
Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Impaired Loans and Allowance for Loan Losses, page 75
2.	We note your response to prior comment 12. You state that you do not believe that a general reserve is appropriate based on the literature and the specifics of your loan portfolio. However, we note the details of your loan portfolio on page 7 of your Form 10-K; it appears that you have groups of similar loans. Please further explain why you did not evaluate these loans for a general reserve under SFAS 5 and EITF D-80 (FASB ASC 450-20-25) and FASB ASC 310-10-35-36).
Company Response:
The Company recognizes that the table on page 7 of the Company’s December 31, 2008 Form 10-K lists our loans and investments by loan and property type, which is based on the priority and positions of our loans as well as the standard terminology used by other lenders in our industry. However, it is important to note that these are general classifications and the underlying properties that secure such loans and investments are individually specific and not necessarily comparable or similar to other properties in our portfolio. The Company has evaluated each unique investment individually in identifying and recording reserves. Therefore, the Company has concluded that general reserves are not appropriate based on the characteristics of its current portfolio in accordance with ASC 310-10-35-36. The Company will continue to evaluate the characteristics of its portfolio to determine whether there are groups of comparable or similar loans and investments in determining whether a general reserve is appropriate.
Schedule 14A — Definitive Proxy Statement filed on April 30, 2009
Cash Awards, page 17
3.	We note your response to comment 20 of our letter dated September 29, 2009. Please confirm that you will provide similar disclosure in future filings.
Company Response:
The Company confirms it will provide similar disclosure in future filings.

Form 10-Q for the period ended June 30, 2009 filed August 7, 2009
Notes to Consolidated Financial Statements
Note 6 — Investment in Equity Affiliates
Lightstone Value Plus REIT L.P. / Prime Outlets, page 20
4.	We note your response to prior comments five and 21. You state that the POM transaction involved the exchange of your investments in POM for interests in Lightstone Value Plus REIT L.P. as well as a debt arrangement. You also state that the business purpose of the transaction was primarily to obtain significant cash flow based on your liquidity needs particularly in light of the difficult market conditions. In your response to prior comment 21, you state that you did not defer any gain related to the exchange. Please tell us your basis for recognizing the entire gain amount immediately. Tell us how you considered the debt arrangement when determining the timing of the gain recognition since the debt is secured by the interest in Lightstone Value Plus REIT L.P. that you received in the exchange.
Company Response:
The Company evaluated the exchange of its zero basis profits interest in Prime Outlets Member LLC (“POM”) in accordance with ASC 845-10 Nonmonetary Transactions. Per 845-10-30, accounting for nonmonetary transactions should be based on the fair values of the assets exchanged. This is the same basis as that used for monetary transactions. When transactions are recorded at fair value, a gain or loss is recognized if the book value of the asset surrendered differs from its fair value (or the fair value of the asset acquired if it is more clearly evident). The fair value of the asset received should be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Based upon a comparison of the terms and associated cash flows of the assets exchanged, the Company determined that the fair value of the common and preferred units of Lightstone Value Plus REIT, L.P. (LVP REIT LP) were more readably determinable than the value of the profits interest in POM. The determination of the fair value of the common and preferred units of LVP REIT LP is discussed in further detail below.
The Company also noted that ASC 845-10 only allows for the nonmonetary exchange to be measured based on the recorded amount of the nonmonetary asset relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:
a.	The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.
The Company was able to determine the value of the units in LVP REIT LP within reasonable limits. Please refer to discussion below for such determination.

b.	The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.
The transaction did not include a product or property held for sale in the ordinary course of business.
c.	The transaction lacks commercial substance.
The Company’s future cash flows are expected to significantly change as the common and preferred units received in LVP REIT LP differs significantly from the future cash flows of the POM interest.
Accordingly, the Company concluded that the exchange met the criteria of ASC 845-10 for recording the exchange at fair value at the consummation of the exchange. See below for discussion of how the Company determined its fair value in the common and preferred units in LVP REIT LP.
Upon the closing of the transfer, the Company received the following units in LVP REIT LP:

	Units	Value per Units	Total Value
Common units	284,200	$10.00	$2,842,000
Preferred units	53,100	$1,000.00	$53,100,000
Total			$55,942,000
The preferred operating partnership units yield 4.6316% and the common units are entitled to dividends as declared by LVP REIT Inc. The common units were valued at $10 per unit similar to common shares offered by LVP REIT Inc. in its prospectus supplement. The common units can be converted at any time by the Company for shares in LVP REIT Inc. The preferred units were valued at $1,000 per unit. This value is supported by the following:
•	The preferred units may be redeemed at the option of LVP REIT LP at a redemption price per preferred unit equal to the sum of the liquidation preference (see below, equals the fair value of the preferred units at the consummation of the exchange) plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of redemption, and the redemption price shall be payable in cash.

•	LVP REIT LP has an incentive to redeem the preferred units in June 2013, as following that date, the annual distribution rate applicable to the preferred units shall increase from 4.6316% to 15% percent and the Company would be granted certain consent rights with respect to certain actions of LVP REIT LP.

•	Unless such preferred units have previously been redeemed, at the option of the holder thereof, any preferred units may be converted, in whole or in part, at any time after June 2013, into such number of common units obtained by dividing the aggregate preferred unit liquidation preference of such preferred units by the estimated fair market value of one common share in LVP REIT Inc.

•	In the event of any liquidation, the holders of the preferred units shall be entitled to receive $1,000.00 per preferred unit plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders.

The Company concluded that no deferral of the gain was appropriate. As LVP REIT LP has the usual risks and rewards associated with such asset and the Company has no continuing involvement in the transferred asset, the Company concluded that the POM interest had been transferred to LVP REIT LP. Further, the Company could not be required or otherwise compelled to reacquire the POM interest.
Following this conclusion, the Company considered whether the debt arrangement had any impact on whether recording the gain at consummation of the exchange was appropriate. ASC 845-10 does not directly address situations when the asset transferred is encumbered by debt and whether gain deferral would be applicable in such situations. This consideration included an evaluation of the terms of the loan and the features of the LVP REIT LP units received by the Company.
At the time the Company agreed to transfer its interest in the POM profits interest to LVP REIT LP, the Company also entered into a loan agreement with LVP REIT Inc. that was secured by its POM interests. This agreement also required that when the Company completed the exchange of its POM interests for the LVP REIT LP units, the LVP REIT LP units would then replace the POM interest as security for the loan.
The loan proceeds provided to us were available for general corporate purposes and the loan contains no financial or other covenants or restrictions whatsoever on our operations or our Company. The loan is non-recourse to the Company and is effectively only secured by the Company’s units in LVP REIT LP. The loan is due to mature on July 1, 2016 and is prepayable by the Company if LVP REIT LP redeems the Company’s units in LVP REIT LP. LVP REIT LP has the right to redeem the preferred units (see above for further discussion of the features of the preferred units) held by the Company starting on June 13, 2013. As noted above, if LVP REIT LP does not redeem the preferred units held by the Company by that date, the distribution rate on such units increases to 15% per annum and the Company would be granted certain consent rights with respect to certain actions of LVP REIT LP. It was the Company’s conclusion that such terms make it highly likely that LVP REIT LP will redeem the preferred units on or after June 13, 2013. These proceeds will then be used by the Company to prepay the loan.
In summary, based on the discussion above, we have concluded that the amount of the gain should be based upon the fair value of the LVP REIT LP units received by us and was appropriately recorded in its entirety upon the consummation of the exchange in the first quarter of 2009.

Form 10-Q for the period ended September 30, 2009 filed November 6, 2009
Notes to Consolidated Financial Statements
Note 7 — Real Estate Owned and Held-For-Sale, page 23
5.	We note your response to prior comment 15. You stated that there are no current plans to sell the asset; however, we note that this property was reclassified from real estate owned, net to real estate held-for-sale in the third quarter of 2009 due to a mutual agreement with the first mortgage lender to appoint a receiver to operate the property. Please tell us management’s current plans for this property and your basis in SFAS 144 (FASB ASC 360-10-45) for reclassifying the property to held-for-sale as of September 30, 2009.
Company Response:
The Company respectfully acknowledges that we inappropriately disclosed to you in our response to comment 15 that we had no current plans (as of the date of our response) to sell the property. The Company clarifies that on the date of the foreclosure in April 2008, the Company did not intend on selling the property. From the date of foreclosure through the time the property was placed into receivership, as discussed below, the Company operated the property and the operations of the property were included as property operating income and property operating expenses in our statements of operations for those respective periods.
During the third quarter of 2009, due to management’s expectations of the future performance and anticipated value of the property, the Company and the first mortgage lender mutually agreed to the appointment of a receiver to operate the property. The Company filed a motion of no contest with respect to the lender’s motion to place the property into receivership and is actively working with the lender to assist in the orderly transfer of title to the lender.
Accordingly, the Company accounted for the pending foreclosure on a basis similar to “held for sale” so as to not mislead the reader of the financial statements as to the ongoing operations of the Company. The Company determined that the Woodfield Crossing property met the “held for sale” criteria of FASB ASC 360-10-45-9 as of September 30, 2009 as follows:

A long-lived asset to be disposed of by sale should be considered “held for sale” in the period when all of the following criteria for a qualifying plan of sale are met:	Applicability to the Woodfield Crossing property:

a. Management, having the authority to approve the action, commits to a plan to sell the long-lived asset or disposal group.	Yes. The Company and the first mortgage lender mutually agreed to the appointment of a receiver to operate the property and the Company is actively working with the lender to assist in the orderly transfer of title to the lender.

b. The asset or disposal group is available for immediate sale in its present condition, subject only to the terms that are usual and customary for sales of such assets (disposal groups).	Yes. The criteria have been met.

c. An active program to locate a buyer, and other actions required to complete the plan to sell have been initiated.	Yes. The first mortgage lender will take title to the property.

d. The sale of the asset or disposal group is probable and the transfer is expected to qualify for recognition as a completed sale within one year, with several exceptions.	Yes. As of September 30, 2009, the Company and the first mortgage lender mutually agreed to the appointment of a receiver to operate the property and the Company is actively working with the lender to assist in the orderly transfer of title to the lender. The Company expects that the lender will take title to the property within one year (prior to September 30, 2010).

e. The long-lived asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value.	Yes. The senior lender will take title to the property subject to the first mortgage on the property of $41.4 million.

f. Actions necessary to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.	Yes. The Company filed a motion of no contest with respect to the lender’s motion to place the property into receivership and is actively working with the lender to assist in the orderly transfer of title to the lender.
As of the date of this response, there have been no changes to the status of this foreclosure. The Company confirms its original assessment that the transaction will be completed within one year of the designation of the asset as held-for-sale.
Note 8 — Debt Obligations, page 26
6.	We note your exchanges in May 2009 and July 2009 of junior subordinated notes. Please tell us how you determined the appropriate accounting treatment for these exchanges and the accounting guidance that you relied upon.
Company Response:
The Company evaluated the exchanges of its junior subordinated notes in May and July 2009 considering the guidance in ASC 470-50- Modifications and Extinguishments and 470-60-

Troubled Debt Restructurings by Debtors. The Company concluded that the exchanges were troubled debt restructurings as (1) the Company is experiencing economic financial difficulty, consistent with the overall real estate industry due to current economic conditions, and (2) the holders of the junior subordinated notes granted a concession to the Company that they would not otherwise consider. Absent the exchange of the junior subordinated notes in May and July 2009, the Company could not obtain funds from sources other than the existing holders of the junior subordinated notes at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor. The Company was deemed to have been granted a concession based on the decrease in the effective interest rate of the exchanged junior subordinated notes. Pursuant to ASC 470-60, as the exchanged junior subordinated notes involves only the modification of the terms of the junior subordinated notes and the total future cash payments specified by the new terms exceeded the carrying amount of the junior subordinated notes, the Company has accounted for the effects of the restructuring prospectively from the time of the restructuring and has not adjusted the carrying amount of the junior subordinated notes. The increase in the face of the junior subordinated notes will be accreted into the carrying value through interest expense over the life of the junior subordinated notes using the interest method. The difference between the interest paid and the interest expense recorded via the interest method is being accrued in Other Liabilities on the Company’s consolidated balance sheet.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filings and further acknowledges that comments from the Staff or changes to disclosure in the Filings in response to comments from the Staff do not foreclose the Commission from taking any action with respect to the Filings. The Company will not assert any comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (516) 506-4422.

Sincerely,
/S/ Paul Elenio
Paul Elenio
Chief Financial Officer